09040329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/28/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC
Mail Processing
Section

JAN 27 2009

Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

VL

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition As of November 28, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman, Sachs & Co.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at November 28, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2009

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of November 28, 2008
(in millions)

Assets	
Cash and cash equivalents	$ 12,704
Cash and securities segregated for regulatory and other purposes (includes $63,394 at fair value)	69,669
Receivables from brokers, dealers and clearing organizations	9,842
Receivables from customers and counterparties	15,780
Collateralized agreements:	
Securities borrowed (includes $61,182 at fair value)	209,997
Financial instruments purchased under agreements to resell, at fair value	55,958
Financial instruments owned, at fair value	76,822
Financial instruments owned and pledged as collateral, at fair value	20,122
Total financial instruments owned, at fair value	96,944
Other assets	5,596
Total assets	$ 476,490
Liabilities and partners' capital	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $1 at fair value)	$ 6,410
Payables to brokers, dealers and clearing organizations	24,141
Payables to customers and counterparties	160,621
Collateralized financings:	
Securities loaned (includes $6 at fair value)	74,076
Financial instruments sold under agreements to repurchase, at fair value	87,323
Other secured financings (includes $1,317 at fair value)	46,593
Financial instruments sold, but not yet purchased, at fair value	45,825
Other liabilities and accrued expenses	5,022
Unsecured long-term borrowings (includes $146 at fair value)	471
Total liabilities	450,482
Commitments, contingencies and guarantees	
Subordinated borrowings	18,250
Partners' capital	
Partners' capital	7,707
Accumulated other comprehensive income	51
Total partners' capital	7,758
Total liabilities and partners' capital	$ 476,490

The accompanying notes are an integral part of
this consolidated statement of financial condition

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, "the firm"), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation and a bank holding company. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided as follows:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.

- **Trading and Principal Investments.** The firm facilitates client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, and derivatives on these products. In addition, the firm engages in market-making activities on equities and options exchanges and the firm clears client transactions on major stock, options and futures exchanges worldwide. In connection with the firm's other investing activities, the firm makes principal investments.

- **Asset Management and Securities Services.** The firm provides investment advisory and financial planning services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- **Voting Interest Entities**. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. The usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.

- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) 46-R, "Consolidation of Variable Interest Entities," the firm consolidates VIEs for which it is the primary beneficiary. The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios. The firm reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the firm is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events as defined in FIN 46-R.

- **QSPEs.** QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, such as whether a derivative is considered passive and the level of discretion a servicer may exercise, including, for example, determining when default is reasonably foreseeable. In accordance with SFAS No. 140 and FIN 46-R, the firm does not consolidate QSPEs.

- **Equity-Method Investments.** When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment either in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" or at fair value in accordance with SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." In general, the firm accounts for investments acquired subsequent to the adoption of SFAS No. 159 at fair value. In certain cases, the firm may apply the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, where the firm has a significant degree of involvement in the cash flows or operations of the investee, or where cost-benefit considerations are less significant. See "— Revenue Recognition – Other Financial Assets and Financial Liabilities at Fair Value" below for a discussion of the firm's application of SFAS No. 159.

- **Other.** If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value.

Unless otherwise stated herein, all references to 2008 refer to the firm's fiscal period ended, or the date, as the context requires, November 28, 2008.

Use of Estimates

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. Substantially all "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition at fair value on a trade date basis.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

Such financial assets and financial liabilities accounted for at fair value include:

- certain unsecured short-term borrowings, primarily consisting of certain hybrid financial instruments;
- certain other secured financings, primarily transfers accounted for as financings rather than sales under SFAS No. 140;
- certain unsecured long-term borrowings;
- resale and repurchase agreements;
- securities borrowed and loaned within Trading and Principal Investments, consisting of the firm's matched book and certain firm financing activities;
- receivables from customers and counterparties arising from transfers accounted for as secured loans rather than purchases under SFAS No. 140.

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

SFAS No. 157, "Fair Value Measurements," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs, to determine fair value when markets are not active and relevant observable inputs are not available. The firm's fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the firm's own credit spreads.

In determining fair value, the firm separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. In accordance with SFAS No. 157, the firm does not adjust the quoted price for such instruments, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank loans, less liquid listed equities, state, municipal and provincial obligations, and certain money market securities. Such instruments are generally classified within level 2 of the fair value hierarchy.

  Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity, less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), less liquid mortgage whole loans and securities. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

  Recent market conditions, particularly in the fourth quarter of 2008 (characterized by dislocations between asset classes, elevated levels of volatility, and reduced price transparency), have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the firm's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks.

- **Derivative Contracts**. Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending

on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions. The firm receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value under SFAS No. 159. Resale and repurchase agreements are generally valued based on

inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy. Resale and repurchase agreements are presented on a net-by-counterparty basis when the requirements of FIN 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied.

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services, relating to both customer activities and, to a lesser extent, certain firm financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Securities borrowed and loaned within Trading and Principal Investments, which are related to the firm's matched book and certain firm financing activities, are recorded at fair value under SFAS No. 159. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Other Secured Financings.** In addition to repurchase agreements and securities loaned, the firm funds assets through the use of other secured financing arrangements and pledges financial instruments and other assets as collateral in these transactions. As noted above, the firm has elected to apply SFAS No. 159 to transfers accounted for as financings rather than sales under SFAS No. 140, for which the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. These other secured financing transactions are generally valued based on inputs with reasonable levels of price transparency and are generally classified within level 2 of the fair value hierarchy. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest. See Note 3 for further information regarding other secured financings.

Hybrid Financial Instruments. Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives under SFAS No. 133 and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative, it is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedge accounting relationships. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under SFAS No. 155. See Note 3 for further information regarding hybrid financial instruments.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as collateralized financings.

Asset Management. Management fees are recognized over the period that the related service is provided based upon average net asset values.

Share-Based Compensation

The firm participates in the share-based compensation plans of Group Inc. In the first quarter of 2006, the firm adopted SFAS No. 123-R, "Share-Based Payment," which is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123-R focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123-R, the cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Under SFAS No. 123-R, share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. The firm adopted SFAS No. 123-R under the modified prospective adoption method. Under that method of adoption, the provisions of SFAS No. 123-R are generally applied only to share-based awards granted subsequent to adoption. Share-based awards held by employees that were retirement-eligible on the date of adoption of SFAS No. 123-R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires).

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are recorded at cost and included in "Other assets" in the consolidated statement of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include office space held in excess of current requirements. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax

assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes."

The firm adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," as of December 1, 2007. A tax position can be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interim period accounting and accounting for interest and penalties. Prior to the adoption of FIN 48, contingent liabilities related to income taxes were recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, had been met. The adoption had no effect on the firm's financial condition.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

FSP No. FAS 140-3. In February 2008, the FASB issued FSP No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP No. FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and is applicable to new transactions entered into after the date of adoption. Early adoption is prohibited. The firm does not expect adoption of FSP No. FAS 140-3 to have a material effect on its financial condition.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the firm's financial condition.

FSP No. FAS 133-1 and FIN 45-4. In September 2008, the FASB issued FSP No. FAS 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation 45; and Clarification of the Effective Date of FASB Statement No. 161." FSP No. FAS 133-1 and FIN No. 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP No. FAS 133-1 and FIN No. 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP No. FAS 133-1 and FIN No. 45-4 did not have an effect on the firm's financial condition.

FSP No. FAS 157-3. In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the firm's financial condition.

SFAS No. 141(R). In December 2007, the FASB issued a revision to SFAS No. 141, "Business Combinations." SFAS No. 141(R) requires changes to the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the acquiring company must measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Adoption of SFAS No. 141(R) will not affect the firm's financial condition, but may have an effect on accounting for future business combinations.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 requires that ownership interests in consolidated subsidiaries held by parties other than the parent (noncontrolling interests) be accounted for and presented as equity, rather than as a liability or mezzanine equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, but the presentation and disclosure requirements are to be applied retrospectively. The firm will adopt the provisions of SFAS No. 160 in the first quarter of 2009. The firm does not expect adoption of the statement to have material effect on its financial condition.

FSP No. FAS 140-4 and FIN 46(R)-8. In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP will not affect the firm's financial condition.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of November 2008	
	Assets	Liabilities
	(in millions)	
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 575	$ -
U.S. government, federal agency and sovereign obligations	40,687	19,991
Mortgage and other asset-backed loans and securities	4,435	27
Bank loans	220	1
Corporate debt securities and other debt obligations	15,669	2,497
Equities and convertible debentures	16,110	4,470
Derivative contracts	19,248 [1]	18,839
Total	$ 96,944	$ 45,825

[1] Net of cash received pursuant to legally enforceable netting agreements of $1.7 billion.

Fair Value Hierarchy

The following tables set forth by level within the fair value hierarchy "Financial instruments owned, at fair value," "Financial instruments sold, but not yet purchased, at fair value" and other financial assets and financial liabilities accounted for at fair value under SFAS No. 155 and SFAS No. 159 as of November 2008. See Note 2 for further information on the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets at Fair Value as of November 2008				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
			(in millions)		
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 12	$ 563	$ -	$ -	$ 575
U.S. government, federal agency and sovereign obligations	10,211	30,476	-	-	40,687
Mortgage and other asset-backed loans and securities	-	3,515	920	-	4,435
Bank loans	-	220	-	-	220
Corporate debt securities and other debt obligations	1,168	9,762	4,739	-	15,669
Equities and convertible debentures	13,718	1,408	984	-	16,110
Cash instruments	25,109	45,944	6,643	-	77,696
Derivative contracts	54	18,370	606	218 [5]	19,248
Financial instruments owned, at fair value	25,163	64,314	7,249	218	96,944
Securities segregated for regulatory and other purposes	13,678 [2]	49,716 [3]	-	-	63,394
Securities borrowed [1]	-	61,182	-	-	61,182
Financial instruments purchased under agreements to resell, at fair value	-	55,958	-	-	55,958
Total financial assets at fair value	$ 38,841	$ 231,170	$ 7,249 [4]	$ 218	$ 277,478

(1) Consists of securities borrowed within Trading and Principal Investments. Excludes securities borrowed within Securities Services, which are accounted for based on the amount of cash collateral advanced plus accrued interest.

(2) Consists of U.S. Treasury securities and money market instruments.

(3) Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

(4) Level 3 assets were 3% of Total financial assets at fair value and 2% of "Total assets" in the consolidated statement of financial condition.

(5) Represents cash collateral netting and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

	Financial Liabilities at Fair Value as of November 2008				
	Level 1	Level 2	Level 3 (in millions)	Netting and Collateral	Total
U.S. government, federal agency and sovereign obligations.........	$ 19,814	$ 177	$ -	$ -	$ 19,991
Mortgage and other asset-backed loans and securities......	-	27	-	-	27
Bank loans	-	1	-	-	1
Corporate debt securities and other debt obligations.....................	-	2,034	463	-	2,497
Equities and convertible debentures..............................	3,840	621	9	-	4,470
Cash instruments..........................	23,654	2,860	472	-	26,986
Derivative contracts......................	22	18,315	194	308 [4]	18,839
Financial instruments sold, but not yet purchased, at fair value	23,676	21,175	666	308	45,825
Unsecured short-term borrowings [1].........	-	-	1	-	1
Securities loaned [2].............................	-	6	-	-	6
Financial instruments sold under agreements to repurchase, at fair value....	-	87,323	-	-	87,323
Other secured financings [3]..................	-	1,081	236	-	1,317
Unsecured long-term borrowings [1].........	-	73	73	-	146
Total financial liabilities at fair value.........	$ 23,676	$ 109,658	$ 976 [5]	$ 308	$ 134,618

(1) Consists of hybrid financial instruments.

(2) Consists of securities loaned within Trading and Principal Investments. Excludes securities loaned within Securities Services, which are accounted for based on the amount of cash collateral received plus accrued interest.

(3) Primarily consists of Municipal Tender Option Bond (TOB) program.

(4) Represents the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

(5) Level 3 liabilities were 1% of Total financial liabilities at fair value and 1% of "Total liabilities" in the consolidated statement of financial condition.

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment funds and other institutional clients, resulting in significant credit concentration with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of November 2008, the firm held $45.2 billion (10% of total assets) of U.S. government and federal agency obligations included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statement of financial condition. In addition, as of November 2008, $120.0 billion of the firm's financial instruments purchased under agreements to resell and securities borrowed (including those in "Cash and securities segregated for regulatory and other purposes"), respectively, were collateralized by U.S. government and federal agency obligations. As of November 2008 $4.7 billion of the firm's financial instruments purchased under agreements to resell and securities borrowed, were collateralized by other sovereign obligations. As of November 2008, the firm did not have credit exposure to any other counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the firm's derivative disclosure, as these contracts may be settled in cash or the assets to be delivered under the contract are readily convertible to cash.

The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The firm applies hedge accounting under SFAS No. 133 to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures. The firm designates certain interest rate swap contracts as fair value hedges.

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting

agreement. The fair value of derivative financial instruments, presented in accordance with the firm's netting policy, is set forth below:

	As of November 2008	
	Assets	Liabilities
Contract Type	(in millions)	
Forward settlement contracts......	$ 7,178	$ 8,150
Swap agreements....................	3,916	1,986
Option contracts........................	8,154	8,703
Total	$ 19,248 [(1)]	$ 18,839

(1) Net of cash collateral received and posted on a counterparty basis pursuant to legally enforceable netting agreements.

The firm enters into various derivative transactions that are considered credit derivatives under FASB FSP No. 133-1 and FIN 45-4. The firm's written and purchased credit derivatives include credit default swaps, credit spread options, credit index products and total return swaps. As of November 2008, the firm's written and purchased credit derivatives had total gross notional amounts of $153 billion and $162 billion, respectively, for total net purchased protection of $9 billion in notional value. The firm's total notional for purchased credit derivatives was comprised of $136 billion of purchased protection which offsets written credit derivatives on identical underlyings and $26 billion of other purchased protection.

The following table sets forth certain information related to the firm's written credit derivatives, including fair value and maximum potential payout, on a gross basis. Fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash paid pursuant to credit support agreements, and therefore are not representative of the firm's net exposure.

	As of November 2008						
	Maximum Payout/Notional Amount by Period of Expiration			Maximum Payout/Notional Amount			
	0 – 5 Years	5 -10 Years	10 Years or Greater	Written Credit Derivatives	Offsetting Purchased Credit Derivatives[1]	Other Purchased Credit Derivatives[2]	Written Credit Derivatives at Fair Value
	(in millions)						
Credit spreads on underlying (basis points)[3]							
0-250	$58,316	$35,501	$1,462	$95,279	$ 84,244	$18,990	$5,093
251-500	19,213	5,056	6	24,275	22,246	878	2,489
501-1,000	16,770	4,061	-	20,831	17,714	4,421	2,551
Greater than 1,000	9,971	2,389	411	12,771	11,899	1,750	3,011
Total	$104,270[4]	$47,007	$1,879	$153,156	$136,103[4]	$26,039	$13,144[5]

(1) Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they hedge written credit derivatives with identical underlyings.

(2) Comprised of purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which the firm has not written protection.

(3) Credit spread on the underlying, together with the period of expiration, are indicators of payment/performance risk. For example, the firm is least likely to pay or otherwise be required to perform where the credit spread on the underlying is "0-250" basis points and the period of expiration is "0-5 Years." The likelihood of payment or performance is generally greater as where the credit spread on the underlying and period of expiration increase.

(4) Includes a maximum payout/notional amount for written credit derivatives of $3.1 billion expiring within one year as of November 2008.

(5) This liability excludes the effects of both netting under enforceable netting agreements and netting of cash collateral paid pursuant to credit support agreements. Including the effects of netting receivable balances with payable balances for the same counterparty pursuant to enforceable netting agreements, the firms' net liability related to credit derivatives in the firm's statement of financial condition as of November 2008 was $547 million. This net amount excludes the netting of cash collateral paid pursuant to credit support agreements.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies, sovereigns and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements, and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements. As of November 2008, the fair value of financial instruments received as collateral by the firm that it was permitted to deliver or repledge was $418.0 billion, of which the firm delivered or repledged $344.9 billion.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition and were $20.1 billion as of November 2008. Financial instruments owned and pledged in connection with repurchase agreements and securities lending agreements to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition and were $27.9 billion as of November 2008.

In addition to repurchase agreements and securities lending agreements, the firm obtains secured funding through the use of other arrangements. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated to repay the financing. Other secured financings primarily consist of liabilities related to the firm's short-term borrowings with Group Inc.

Other secured financings by maturity are set forth in the table below:

	As of November 2008
	(in millions)
Other secured financings (short-term) [1] [2]	$ 46,506
Other secured financings (long-term)	
2009	-
2010	-
2011	56
2012	-
2013	-
2014- thereafter	31
Total other secured financings (long-term)	87
Total other secured financings [3]	$ 46,593

(1) The weighted average interest rate was 4.5% as of November 2008.

(2) Includes other secured financings maturing within one year of the date of the statement of financial condition and other secured financings that are redeemable within one year of the statement of financial condition date at the option of the holder.

(3) As of November 2008, other secured financings were collateralized by financial instruments. Other secured financings include $96 million of nonrecourse obligations as of November 2008.

Note 4. Securitization Activities and Variable Interest Entities

Securitization Activities

The firm securitizes commercial and residential mortgages, and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization.

The firm also acts as underwriter when other subsidiaries of Group Inc. securitize financial assets, and it may retain interests in these securitized financial assets. Retained interests are accounted for at fair value and are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition.

During the year ended November 2008, the firm securitized $5.9 billion of financial assets related to residential mortgages.

As of November 2008, the firm held $740 million of retained interests from securitization activities, which includes $702 million held by QSPEs.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the firm's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions:

	As of November 2008	
	Type of Retained Interests	
	Mortgage-Backed [4]	CDOs and CLOs
	(in millions)	
Fair value of retained interests	$ 655	$ 38
Weighted average life (years)	7.4	4.5
Constant prepayment rate [1]	14.7 %	10 %
Impact of 10% adverse change [1]	$ (5)	$ -
Impact of 20% adverse change [1]	(10)	-
Anticipated credit losses [2]	- %	N/A
Impact of 10% adverse change [3]	$ -	$ -
Impact of 20% adverse change [3]	-	-
Discount rate	14.2 %	21.8 %
Impact of 10% adverse change	$ (16)	$ (4)
Impact of 20% adverse change	(31)	(5)

(1) Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.

(2) Anticipated credit losses are computed only on positions in which expected credit loss is a key assumption in the determination of fair values.

(3) The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

(4) Includes $31 million as of November 2008 of retained interests related to transfers of securitized assets that were accounted for as secured financings rather than sales under SFAS No. 140.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in residential mortgage QSPEs purchased in connection with secondary market-making activities. These purchased interests were approximately $4.5 billion as of November 2008.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed securities, CDOs and CLOs, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, equity, real estate, and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments. In certain instances, the firm provides guarantees to VIEs or holders of variable interests in VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees.

The firm's variable interests in VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; guarantees; and residual interests in mortgage-backed securitization vehicles, CDOs and CLOs. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The following tables set forth total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. The firm has aggregated nonconsolidated VIEs based on principal business activity, as reflected in the first column. The nature of the firm's variable interests can take different forms, as described in the columns under maximum exposure to loss.

	As of November 2008				
		Maximum Exposure to Loss in Nonconsolidated VIEs [1]			
	VIE Assets	Purchased and Retained Interests	Commitments	Loans and Investments	Total
			(in millions)		
Mortgage CDOs	$ 1,032	$ 51	$ -	$ -	$ 51
Corporate CDOs and CLOs	5,194	161	-	-	161
Real estate, credit-related and other investing [2]	207	-	-	9	9
Municipal bond securitizations	111	-	111		111
Total	$ 6,544	$ 212	$ 111	$ 9	$ 332

(1) Such amounts do not represent the anticipated losses in connection with these transactions as they exclude the effect of offsetting financial instruments and equities.

(2) The firm obtains interests in these VIEs in connection with making investments in real estate, distressed loans and other types of debt.

The following table sets forth the firm's total assets and maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its significant variable interests in consolidated VIEs where the firm does not hold a majority voting interest. The firm has aggregated consolidated VIEs based on principal business activity, as reflected in the first column.

	As of November 2008	
	VIE Assets[1]	Maximum Exposure to Loss[2]
	(in millions)	
Real estate, credit-related and other investing	$ 272	$ 53
Municipal bond securitizations	985	985
Mortgage CDOs	32	0
Total	$ 1,289	$ 1,038

(1) Consolidated VIE assets include assets financed on a nonrecourse basis.

(2) Such amounts do not represent the anticipated losses in connection with these transactions as they exclude the effect of offsetting financial instruments that are held to mitigate these risks.

The firm did not have off-balance-sheet commitments to purchase or finance any CDOs held by structured investment vehicles as of November 2008.

Note 5. Short-Term Borrowings

As of November 2008, short-term borrowings were $52.9 billion, comprised of $46.5 billion included in "Other secured financings" in the consolidated statement of financial condition and $6.4 billion of unsecured short-term borrowings. See Note 3 for information on other secured financings.

The firm obtains unsecured short-term borrowings primarily from Group Inc. and other affiliates. Such amounts also include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder. The firm accounts for certain hybrid financial instruments at fair value under SFAS No. 155 or SFAS No. 159. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Note 6. Long-Term Borrowings

As of November 2008, long-term borrowings were $471 million, all of which is included in unsecured long-term borrowings, in the consolidated statement of financial condition.

The firm's unsecured long-term borrowings extend through 2018 and consist principally of borrowings with third parties. As of November 2008, the carrying values of these long-term obligations approximated fair value.

Subordinated Borrowings

As of November 2008, the firm had outstanding borrowings of $5.0 billion from Group Inc. under four subordinated loan agreements with maturities ranging from 2010 through 2011. In addition, the firm has a $16.6 billion revolving subordinated loan agreement with Group Inc., the majority of which matures on September 30, 2010. As of November 2008, $13.3 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Note 7. Commitments, Contingencies and Guarantees

Commitments

Forward Starting Collateralized Agreements and Financings. The firm had forward starting resale agreements and securities borrowing agreements of $2.4 billion as of November 2008. The firm had forward starting repurchase agreements and securities lending agreements of $1.7 billion as of November 2008.

Letters of Credit. The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $2.2 billion as of November 2008.

Investment Commitments. In connection with its investing activities, the firm had commitments to invest up to $55 million as of November 2008.

Other. The firm had other purchase commitments of $ 34 million as of November 2008.

Leases. The firm has contractual obligations under long-term non cancelable lease agreements, principally for office space, expiring on various dates through 2027. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals are set forth below:

Minimum Rental Payments	(in millions)
2009	$ 62
2010	60
2011	32
2012	3
2013	3
2014-thereafter	9
Total	$ 169

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," as amended by FSP No. FAS 133-1 and FIN 45-4.

FIN 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., performance bonds, standby letters of credit and other guarantees that enable clients to complete transactions and merchant banking fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

As of November 2008, derivative contracts that meet the definition of a guarantee include written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. See "-Recent Accounting Developments" for further information on FSP No. FAS 133-1 and FIN 45-4 and note 3 for additional information on the firm's credit derivatives as of November 2008. The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2008:

	As of November 2008				
		Maximum Payout/Notional Amount by Period of Expiration[1]			
	Carrying Value	2009	2010-2011	2012-Thereafter	Total
			(in millions)		
Derivatives [2]	$(44)	$3,660	$263	$ -	$3,923

(1) Such amounts do not represent the anticipated losses in connection with these contracts.

(2) Because derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement. These derivative contracts are risk managed together with derivative contracts that are not considered guarantees under FIN 45, and therefore, these amounts do not reflect the firm's overall risk related to its derivative activities.

In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2008.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these

guarantees and indemnifications. However, management believes that it is unlikely that the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of November 2008.

Note 8. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain subsidiaries participate in various defined benefit pension plans. In addition, Group Inc. has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under the programs.

Defined Contribution Plans

The firm contributes to Group Inc. employee sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $79 million for 2008.

Note 9. Employee Incentive Plans

Stock Incentive Plan

The Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, awards with performance conditions and other share-based awards. In the second quarter of 2003, the Amended SIP was approved by the firm's shareholders, effective for grants after April 1, 2003.

Other Compensation Arrangements

Group Inc. has deferred compensation plans for eligible employees of the firm. In general, under the plans, participants were able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants were able to nominally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. Beginning with the 2008 year, these deferred compensation plans were frozen with respect to new contributions and the plans were terminated. Participants generally will receive distributions of their benefits in 2009 except that no payments will be accelerated for certain senior executives. The firm has recognized compensation expense for the amounts deferred under these plans. The firm has recognized compensation expense for the amounts deferred under these plans. As of November 2008, $39 million related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statement of financial condition.

The Group Inc. has a discount stock program through which Participating Managing Directors may be permitted to acquire restricted stock units at an effective 25% discount (for 2008 year-end compensation, the program was suspended, and no individual was permitted to acquire discounted restricted stock units thereunder). In prior years, the 25% discount was affected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units were 100% vested when granted, but the shares underlying them generally were subject to certain transfer restrictions (which were waived in December 2008 except for certain senior executives). The shares underlying the restricted stock units that were granted to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and were not be transferable before the third anniversary of the grant date (transfer restrictions on vested awards were waived in December 2008 except for senior executives).

Restricted Stock Units and Stock Options

Group Inc. issues restricted stock units to employees of the firm under the Amended SIP, primarily in connection with year-end compensation and acquisitions. The subsequent amortization of the cost of these restricted stock units is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock options granted to employees subsequent to Group Inc.'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on or after the third anniversary of the grant date. Other than the options granted in December 2007 related to 2007 compensation, no options were granted during fiscal 2008. Year-end stock options for 2007 become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise prior to January 2013 for year-end 2007 options can not be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 10. Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

The firm adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," as of December 1, 2007. As of November 2008, the firm did not record a FIN 48 liability. The firm's policy is to recognize interest related to income tax matters in income tax expense. Income tax penalties, if any, are recognized as a component of other expense.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in

future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

	As of November 2008
	(in millions)
Deferred tax assets	
Compensation and benefits	$ 2,149
Unrealized losses	872
Other, net	317
Total deferred tax assets	$ 3,338
Deferred tax liabilities	
Depreciation and amortization	$ 235
Total deferred tax liabilities	$ 235

Note 11. Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as set forth below:

	As of November 2008
	(in millions)
Assets	
Receivables from brokers, dealers and clearing organizations	$ 693
Receivables from customers and counterparties	3,699
Collateralized agreements:	
Securities borrowed	36,161
Financial instruments purchased under agreements to resell	9,221
Financial instruments owned, at fair value	8,878
Other assets	618
Liabilities	
Payables to brokers, dealers and clearing organizations	$ 12,768
Payables to customers and counterparties	16,268
Collateralized financings:	
Securities loaned	71,861
Financial instruments sold under agreements to repurchase	52,864
Other secured financings	45,181
Payables to brokers, dealers and clearing organizations	12,768
Payables to customers and counterparties	16,268
Financial instruments sold, but not yet purchased, at fair value	3,208
Unsecured long-term borrowings	6,264
Long-term borrowings	139
Subordinated borrowings	18,250

The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Financial instruments owned, at fair value" are $2.0 billion of such issuances.

Note 12. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also require that a significant part of the registrants' assets are kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of November 2008, GS&Co. had regulatory net capital, as defined, of $10.9 billion, which exceeded the amount required by $8.9 billion.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2008, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2008, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB debits exceeded its PAIB credits. The amount held on deposit in the Reserve Bank at November 2008 was $780.5 million.

During the fourth quarter of 2008, Group, Inc. became a bank holding company regulated by the Board of Governors of the Federal Reserve System, as a consolidated entity. Prior to this, Group Inc. was subject to regulation by the SEC as a Consolidated Supervised Entity (CSE) and was subject to group-wide supervision and examination by the SEC and to minimum capital standards on a consolidated basis. During the fourth quarter of 2008, the SEC announced that it was ending the CSE program. GS&Co. remains subject to regulation by the SEC. Subsequent to year ended November 2008, Group Inc.'s Board approved a change in Group Inc.'s fiscal year-end from the last Friday of November to the last Friday of December. The change is effective for the firm's 2009 fiscal year.